Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

MF Global Announces Cash Inducement Premium in its Exchange Offer for

9.00% Convertible Senior Notes and

9.75% Non-Cumulative Convertible Preferred Stock, Series B

NEW YORK, June 15, 2010 – MF Global Holdings Ltd. (NYSE: MF), a leading brokerage firm offering customized solutions in global cash, derivatives and related markets, today announced that it has fixed the premium it will pay to tendering holders in exchange for any and all of its outstanding 9.00% Convertible Senior Notes due 2038 (CUSIP No. 55276YAB2) (the “Convertible Senior Notes”) and its 9.75% Non-Cumulative Convertible Preferred Stock, Series B, par value $1.00 per share (CUSIP No. 55277J306) (the “Preferred Stock”).

For each $1,000 principal amount of Senior Convertible Notes validly tendered and not withdrawn by a holder, MF Global will pay the holder (i) 95.6938 shares of MF Global common stock, par value $1.00 per share (the “Common Stock”), plus (ii) a cash premium equal to $445. Tendering holders will also receive a cash payment for accrued and unpaid interest on the Convertible Senior Notes up to but not including the settlement date.

For each share of Preferred Stock validly tendered and not validly withdrawn by a holder, MF Global will pay the holder (i) 9.5694 shares of Common Stock, plus (ii) a cash premium equal to $41. Tendering holders will also receive a cash payment for accrued and unpaid dividends on the tendered Preferred Stock up to but not including the settlement date.

MF Global initially reserved the right to pay the exchange offer premium in cash or by delivering additional shares of Common Stock and has now elected to pay the premium in cash. The Company has amended its Offer to Exchange, which sets forth the terms and conditions of the offer, to reflect the cash election. The terms of the offer are otherwise unchanged.

MF Global expects to use the net proceeds from its recent equity offering which closed on June 8, 2010, to pay the cash premium in the exchange offer as well as related fees and expenses.

The offer is scheduled to expire at 11:59 p.m., EDT, on Tuesday, June 29, 2010, (unless extended) and is subject to customary conditions.

MF Global is also soliciting from holders of the Convertible Senior Notes their consent to termination of a replacement capital covenant made for their benefit in connection with the issuance of MF Global’s Series A preferred stock in 2008. By tendering Convertible Senior Notes in the exchange offer, holders will be deemed to have consented to the termination with regard to those Convertible Senior Notes, upon their acceptance for exchange. If a majority in principal amount of the outstanding Notes are tendered and accepted, the covenant will terminate.

As of June 1, 2010, there was $205,000,000 in aggregate principal amount of Convertible Senior Notes outstanding and $150,000,000 in aggregate liquidation preference of Preferred Stock outstanding.

MF Global has retained Georgeson Inc. to serve as the information agent, and U.S. Bank National Association has been retained to serve as the exchange agent.

Holders of Convertible Senior Notes and Preferred Stock are urged to read the Offer to Exchange, as amended, and the related letters of transmittal and other offer materials. The Company is filing an amendment to its Schedule TO, containing these materials, with the Securities and Exchange Commission (SEC). The amended Offer to Exchange, letters of transmittal and related documents may be obtained free of charge at the SEC’s website, www.sec.gov or by directing a request to Georgeson, Inc. at 199 Water St., 26th Floor, New York, N.Y., 10038-3560 or by telephone (212) 440-9800, for banks and brokers, or (866) 828-4304 for others.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About MF Global

MF Global Holdings Ltd. (NYSE: MF) is one of the world’s leading cash and derivatives brokerage firms, providing seamless execution, clearing, and settlement services in exchange-traded and over-the-counter markets. A leader by volume on multiple exchanges, the firm delivers insight and access across a broad range of products. MF Global helps its diverse client base meet their unique trading and hedging needs through customized solutions, market expertise, and value-added research. For more information, please visit www.mfglobal.com.

Investor Contact:
Lisa Kampf	+1 212.589.6592 lkampf@mfglobal.com

Media Contact:
Maria Gemskie	+1 312.548.1286 mgemskie@mfglobal.com

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